Exhibit 23.2

Consent of Independent Auditors

The Members

Merit Energy Company, LLC:

We consent to the incorporation by reference in the registration statement on Form S-4 of Memorial Production Partners LP (the Partnership) of our report dated May 30, 2014, with respect to the statements of revenues and direct operating expenses of the properties acquired by Memorial Production Partners LP from Merit Energy for the years ended December 31, 2013, 2012 and 2011, which report is incorporated by reference in the Current Report on Form 8-K dated March 24, 2015 and to the reference to our firm under the heading “Experts” in the prospectus, which is part of the registration statement.

/s/ KPMG LLP

Dallas, Texas

April 21, 2015